NO ACT

PE
12-14-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005623

January 21, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-21-11

Re: General Electric Company
Incoming letter dated December 14, 2010

Dear Mr. Mueller:

This is in response to your letter dated December 14, 2010 concerning the shareholder proposal submitted to GE by William J. Freeda. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2010

The proposal urges the Management Development and Compensation Committee to make specified changes to senior executive compensation to promote a longer-term perspective.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to GE, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 14, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of William J. Freeda
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from William J. Freeda (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, the shareholders of the General Electric Company ("GE") urge the Management Development and Compensation Committee ("MDCC") to make the following changes to Senior Executive Compensation to promote a longer-term perspective:
>
> 1. All incentive awards to a senior executive whose performance measurement period (PMP) is one year or shorter shall not be paid in full for a period for a period of three years ("Deferral Period" following the end of the PMP)
>
> 2. The MDCC shall develop a methodology for
>
>   (a) determining what proportion of such short-term incentive awards (STIA) should be paid immediately.
>   (b) Adjusting the remainder of the STIA over the deferral period to reflect performance on the Financial Metric(s) during the Deferral Period and
>   (c) Paying out the remainder of the STIA, adjusted if required, during and at the end of the Deferral Period; and
>
> 3. The adjustment(s) described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of the performance on the Financial Metric(s) during the Deferral Period.
>
> Implementation of this policy should not violate any existing contractual obligation of GE or the terms of any compensation or benefit plan currently in effect.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal exceeds 500 words;

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1) Because The Proposal Exceeds 500 Words.

A. Background

The Proposal was submitted to the Company in a letter dated October 15, 2010, which the Company received on October 19, 2010. *See* Exhibit A. Because the Company determined that the Proposal exceeded 500 words, the Company sent via FedEx a letter on November 1, 2010, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B.

FedEx records confirm delivery of the Deficiency Notice to the Proponent at 1:12 p.m. on November 2, 2010. *See* Exhibit C. To date, the Company has not received a response to the Deficiency Notice from the Proponent.

B. Analysis

The Company may exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation imposed by Rule 14a-8(d). Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement." Staff Legal Bulletin No. 14 (July 13, 2001).

On numerous occasions the Staff has concurred that a company may exclude a shareowner proposal under Rules 14a-8(d) and 14a-8(f)(1) because the proposal exceeds 500 words. *See, e.g., Amoco Corp.* (avail. Jan. 22, 1997) (permitting the exclusion of a proposal under the predecessor to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal included 503 words and the proponent stated that it included 501 words). *See also Danaher Corp.* (avail. Jan. 19, 2010); *Pool Corp.* (avail. Feb. 17, 2009); *Procter & Gamble Co.* (avail.

July 29, 2008); *Amgen, Inc.* (avail. Jan. 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the revised proposal contained more than 500 words). Moreover, when counting the number of words in a proposal, the Staff has indicated that:

- hyphenated words should be counted as multiple words; *see Minnesota Mining and Manufacturing Co.* (avail. Feb. 27, 2000) (concurring with the exclusion of a shareowner proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained 504 words, but would have contained 498 words if hyphenated words and words separated by "/" were counted as one word);

- percent symbols and dollar signs should be counted as separate words; *see Intel Corp.* (avail. Mar. 8, 2010) (concurring with the exclusion of a shareowner proposal under Rules 14a-8(d) and 14a-8(f)(1), and stating "[i]n reaching this determination, we have counted each percent symbol and each dollar sign as a separate word"); and

- acronyms should be counted as multiple words; *see Danaher Corp.* (avail. Jan. 19, 2010) (concurring with the exclusion of a shareowner proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that acronyms represent multiple words).

Each of the foregoing protocols maintains the integrity of the 500-word limitation of Rule 14a-8(d). Here, for example, the Proponent has attempted to repeatedly utilize a number of multi-word phrases such as "short-term incentive plan" and "performance measurement period" and yet avoid those phrases counting as multiple words.[1] We do not believe that the Commission's rules should be so easily manipulated by someone in effect attempting to create a new word by use of an acronym. Just as use of a percent or dollar symbol only has meaning when one understands it as representing the underlying word, the letters in an acronym are only understood by reference to their underlying words. Thus, consistent with the precedent discussed above, the Proposal may be excluded because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Proposal contains 534 words. In arriving at this calculation, we have followed Staff precedent and treated each hyphenated phrase as two or more words, counted percent symbols and dollar signs as separate words, and counted acronyms as two or more words. Accordingly, we request that

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[1] The Proponent has even tried to define phrases by use of acronyms that do not represent every underlying word by defining "Management Development <u>and</u> Compensation Committee" as a four letter acronym.

the Staff concur that the Company may exclude the Proposal under Rule 14a-8(d) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

A. Background

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareowner proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has concurred with the exclusion of a variety of shareowner proposals with vague terms or references, including proposals regarding changes to compensation policies and procedures. *See Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareholder approval for certain senior management incentive compensation programs because the proposal was vague and indefinite); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced). In *General Electric Co.* (avail. Feb. 5, 2003), the proposal sought "shareholder approval for all compensation for Senior Executives and Board members" which exceeded certain thresholds. There, the Staff concurred with the Company's argument that the proposal was vague because shareowners would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be to understand which types of compensation the proposal would have affected.

Moreover, the Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

Under these standards, the Proposal is so vague and indefinite as to be misleading and therefore is excludable under Rule 14a-8(i)(3) for the reasons discussed below.

B. Analysis

The instant Proposal is vague and misleading because it calls for adjustments to compensation programs that the Company cannot possibly identify because the Company does not maintain any programs of the type described in the Proposal. The Proposal urges the Management Development and Compensation Committee of the Company's Board of Directors to make specified changes to "[a]ll incentive awards to a senior executive whose performance measurement period (PMP) is one year or shorter," including by adjusting some portion of the award over a deferral period "to reflect performance on the Financial Metric(s)."

The Company does not provide "incentive awards" to senior executives based on performance or based on any "Financial Metric(s)" that are measured over a period that is one year or shorter. Under Item 402(a)(6) of Regulation S-K:

> The term *incentive plan* means any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant's stock price, or any other performance measure. . . . The term *incentive plan award* means an award provided under an incentive plan.

As reflected in the Summary Compensation Table and the Grants of Plan-Based Awards Table on pages 27 and 29, respectively, of the proxy statement for the Company's 2010 Annual Meeting of Shareowners (the "2010 Proxy Statement"),[2] the only incentive plan awards granted by the Company are Performance Share Units ("PSUs") granted to the chief

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[2] All page references are to the 2010 Proxy Statement as filed on Edgar.

executive officer and Long-Term Performance Awards ("LTPA") that are non-equity awards. As described in the Compensation Discussion and Analysis on page 24 of the 2010 Proxy Statement under the caption "Compensation Elements We Use to Achieve Our Goal," PSUs are based on performance over a five-year period,[3] and as explained on page 21 under the caption "Long-Term Performance Awards," the LTPA program uses a three-year performance period.[4] Likewise, the discretionary cash bonuses that the Company pays executives each year are not based on any pre-established "Financial Metric(s)"[5] and are not tied to performance over a period of one year or shorter. Instead, as the Company explains in the Compensation Discussion and Analysis on page 22 of the 2010 Proxy Statement.

> Our emphasis on consistent performance affects our discretionary annual cash bonus and equity incentive compensation, which are determined with the prior year's award or grant serving as an initial basis for consideration. After an assessment of a named executive's past performance, and expected future contribution to the company's results, as well as the performance of any business or function he leads, the MDCC uses its judgment in determining the amount of bonus or equity award and the resulting percentage change from the prior year. <u>We incorporate current-year, past and expected performance into our compensation decisions, and percentage increases or decreases in the</u>

---

[3] "Since 2003, we have generally compensated our CEO with PSUs in lieu of any other equity incentive compensation. Half of the PSUs convert into shares of GE stock only if GE's cumulative industrial cash flow from operating activities, adjusted to exclude the effect of unusual events, is at least $70 billion over the five-year performance period (or, in the case of grants prior to 2009, GE's cash flow from operating activities, adjusted to exclude the effect of unusual events, has grown an average of 10% or more per year over the five-year performance period). The remaining PSUs convert into shares of GE stock only if GE's total shareowner return meets or exceeds the return of the S&P 500 over the performance period."

[4] "Since 1994, we have granted LTPAs generally every three years to our named executives and other selected leaders. These awards have been based on meeting or exceeding long-term performance metrics. In February 2010, we granted contingent LTPAs to approximately 1,000 executives across the company that will only be payable if the company achieves on an overall basis for the three-year (2010 through 2012) period specified goals based on four equally weighted business measurements."

[5] Thus, these amounts are not reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table in the 2010 Proxy Statement.

> amount of annual compensation therefore tend to be more gradual than in a framework that is focused solely on current-year performance.

Each of these programs have been in place for a number of years and thus are similarly reflected in the Company's prior year proxy statements, and the Company has confirmed to us that in 2010 it did not grant incentive awards to senior executives that are based on performance under "Financial Metric(s)" measured over a period that is one year or shorter.

Thus, the Proposal is vague and indefinite because it calls for the Company to change "Senior Executive Compensation" arrangements that do not exist. The Staff has concurred with the exclusion of proposals that similarly call for modifications to or reports on nonexistent items. For example, in *Duke Energy Corp.* (avail. Feb. 8, 2002), the proposal called for the board to adopt various independence related amendments to the company's nominating committee, even though the company did not have a nominating committee. The Staff concurred with the exclusion of the proposal as vague and indefinite, explicitly noting, "the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement." Similarly, the instant Proposal references nonexistent incentive awards, which could be interpreted as calling for the creation of such awards, but does not adequately disclose such action in the Proposal and supporting statement. *See also Exxon Mobil Corp.* (avail. Mar. 19, 2008) (concurring with exclusion of a proposal as vague and indefinite which contained provisions relating to oil royalties, including that the "Association of Oil Producing Countries" (a nonexistent entity) should accept matters contained in the proposal).

Additionally, the Proposal is vague and indefinite because, in the context of the Company's executive compensation arrangements, shareowners will not know what critical terms in the Proposal, including "short-term incentive awards" and "Financial Metric(s)," are referencing. The Staff consistently has concurred with the exclusion of proposals addressing executive compensation where the proposals contain vague or misleading references to compensation arrangements that are critical elements of the proposals. In addition to the precedent cited in part II.A of this letter, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the proposal requested that short- and long-term incentive-based compensation granted to senior executives satisfy certain formula and criteria. The company argued that because certain terms in the formulas were subject to multiple interpretations, the company could not determine with any certainty how to implement the proposal, and the Staff concurred that the proposal accordingly could be excluded under Rule 14a-8(i)(3). Similarly here, it is impossible for shareowners or the Company to ascertain what elements of the Company's executive compensation program the Proponent is urging the Board to amend and what "Financial Metric(s)" such amendments should be based upon. Thus the Proposal is vague and indefinite because it mandates specific action but does not adequately describe such actions, so that "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

As noted above, under Rule 14a-8(i)(3) companies may exclude a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareowner proposals that are premised on materially false or misleading statements. *See Wal-Mart Stores, Inc.* (avail Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (avail. Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards).

The Proposal is comparable to other proposals the Staff has concurred are excludable under Rule 14a-8(i)(3). For example, in *General Electric Co.* (avail. Jan. 6, 2009) the proposal requested that the Company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The Staff concurred that the proposal was false and misleading because the action requested in the proposal was based on the underlying assertion that the Company had plurality voting and allowed shareholders to "withhold" votes when in fact the Company has implemented majority voting in the election of directors and therefore does not provide a means for shareowners to "withhold" votes in the typical elections. Likewise, in *Johnson & Johnson* (avail. Jan. 31, 2007), the Staff considered a shareowner proposal asking the company's board to adopt a policy that shareowners be given the opportunity to vote on an advisory management resolution to approve the compensation committee report in the proxy statement. The proposal at issue implied that shareowners would be voting on the company's executive compensation policies, however, under recently amended Commission rules, the compensation committee report would no longer contain that information. Accordingly, the Staff concurred that the proposal was materially false or misleading and concurred in the exclusion of the proposal under Rule 14a-8(i)(3). *See also WellPoint Inc.*

(avail. Feb. 12, 2007) (same); *Sara Lee Corp.* (avail. Sept. 11, 2006) (same); *Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company make "no more false statements" to its shareowners because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

As in *General Electric* and the other precedent cited above, the Proposal is premised on an underlying assumption that the Company maintains one or more executive compensation programs that provide "incentive awards to a senior executive whose performance measurement period (PMP) is one year or shorter," and requests that certain changes be made to those programs. However, as discussed above, the Company does not maintain any such programs. Therefore, shareowners reading the Proposal will mistakenly believe that the Proposal is going to result in certain changes to the Company's executive compensation programs, when in fact it is impossible for the Company to make such changes, since no such programs exist. Therefore, consistent with the precedent cited above, the Company requests the Staff's concurrence that it may omit the Proposal under Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9.

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." The Proposal requests that the Board amend short-term incentive awards that measure performance over a period of a year or less. The Company does not have any incentive awards that meet these criteria, as described above. Accordingly, the Proposal may be omitted from the 2011 Proxy Materials because it is beyond the Company's power to implement changes to award plans that do not exist. The Staff has concurred with the exclusion of proposals that call for the company to take steps that are beyond its power to implement.

In *Catellus Development Corp.* (avail. Mar. 3, 2005), the Staff concurred that under Rule 14a-8(i)(6) the company could omit a shareowner proposal that would require the company to take certain actions with respect to a particular piece of property, in light of the fact that the company no longer owned the specified property. In the same manner, here, the Company can not change a type of compensation arrangement in the manner requested by the Proposal when it does not maintain that type of program. In *Beckman Coulter, Inc.* (avail. Dec. 23, 2008), the proposal requested the implementation of compensation reforms at a different company over which the issuer had no direct or indirect control. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(6) as the company lacked the power and authority to reform an unaffiliated company's executive compensation arrangements. Similarly, the instant Proposal calls for the Company to reform executive compensation arrangements that are not in existence at the Company, and thus calls for action that is beyond the Company's power to implement. In light of the vagueness created by the Proposal's references to compensation arrangements that the Company does not maintain, the Proposal also has the same defect as a proposal considered in *International Business Machines Corp.* (avail. Jan. 14, 1992). There, the Staff concurred with omission of a proposal under the predecessor of Rule 14a-8(i)(6), stating that, "In the staff's view, a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." *See Intel Corp.* (avail. Feb. 7, 2005); *General Electric Co.* (avail. Jan. 14, 2005) (each concurring with exclusion of a proposal requesting that the company always have an independent board chair under Rule 14a-8(i)(6) where it "does not appear to be within the power of the board of directors to ensure"); *Archon Corp.* (avail. Mar. 16, 2003); *Marriott International Inc.* (avail. Feb. 26, 2001) (each concurring with exclusion of a proposal where "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria").

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
William J. Freeda

Exhibit A

William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Brackett B. Dennison
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828
FAX: 203-373-2523

RECEIVED
OCT 19 2010
B. B. DENNISTON III

Rule 14a-8 Proposal

Dear Mr. Denniston,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual meeting of shareholders.

I intend to meet Rule 14a-8 requirements, including proof of ownership of $2000 worth of GE stock, its continuous ownership until after the date of the shareholder meeting, and presentation of the proposal at the annual meeting. This submitted format, with the shareholder supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of rule 14a-8 process, please communicate via e-mail when convenient, to this address:

*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors will be appreciated in support of the long-term performance of our company.

Please acknowledge receipt of this proposal promptly by e-mail to:

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William J. Freeda



Date

cc: Craig T. Beazer craig.beazer@ge.com
Eliza Fraser <eliza.fraser@ge.com

Shareholder Proposal

Resolved, the shareholders of the General Electric Company ("GE") urge the Management Development and Compensation Committee ("MDCC") to make the following changes to Senior Executive Compensation to promote a longer-term perspective:

1. All incentive awards to a senior executive whose performance measurement period (PMP) is one year or shorter shall not be paid in full for a period for a period of three years ("Deferral Period" following the end of the PMP>
2. The MDCC shall develop a methodology for
   (a) determining what proportion of such short-term incentive awards (STIA) should be paid immediately.
   (b) Adjusting the remainder of the STIA over the deferral period to reflect performance on the Financial Metric(s) during the Deferral Period and
   (c) Paying out the remainder of the STIA, adjusted if required, during and at the end of the Deferral Period; and

3 The adjustment(s) described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of the performance on the Financial Metric(s) during the Deferral Period.

Implementation of this policy should not violate any existing contractual obligation of GE or the terms of any compensation or benefit plan currently in effect.

Statement of Support

The Council of Institutional Investors (www.cii.org), whose members have combined assets of $3 trillion, recommends a "clawback" provisions: The compensation committee should develop and disclose a policy for recapturing unearned bonus and incentive payments that were awarded to senior executives due to fraudulent activity, incorrectly stated financial results, or some other cause.

As a long-term shareholder, I believe compensation policies should promote the creation of sustainable value. Short-term incentive plans, if not designed with effective safeguards, can encourage senior executives to manage for the short-term and take on excessive risk. The recent financial crisis provides a stark example of what can happen when executives are rewarded for short-term performance without efforts to ensure sustainable performance.

The Corporate Library has given GE a "D" corporate governance rating, base in part on the STIAs given to named executive officers in 2008. Although CEO Jeffry Immelt declined a STIA, the six other named officers received $43.5 million in STIAs while shareholders suffered adjusted losses in excess of 53%.

The MDCC does not publish its target STIA for all named executive officers nor does it disclose the financial metrics it uses to set targets. I urge the MDCC to provide more insight to shareholders about its decision making.

This proposal urges the MDCC to encourage a longer-term orientation for senior executives. It asks that the MDCC develop a system for holding back some portion of each STIA based on short –term financial metrics for a period of three years, and adjusting the unpaid portion to account for performance during that three year period. The proposal gives the MDCC discretion to set the precise terms and mechanics of this process. A similar approach has been adopted at UBS AG (November 17, 2008 press release)

Brandon M. Gioia
Vice President
Financial Advisor

Mack Center IV
South 61 Paramus Road
Paramus, NJ 07652
direct 201 291 4955
fax 201 226 5999
toll free 800 488 0181

MorganStanley
SmithBarney

October 15, 2010

Mr. William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Freeda,

RE: IRA Account FBO William J. Freeda

This letter is to confirm that you maintain an IRA account with Morgan Stanley Smith Barney which as of 10/15/10 includes 201.68 shares of General Electric stock.

This letter also verifies that William J. Freeda has continuously owned no less than 200 shares of General Electric stock since February 25, 2009.

Please feel free to contact me if you have any questions at 201-291-4955.

Sincerely,



Brandon M. Gioia
Vice President
Financial Advisor

GIBSON DUNN

<u>Exhibit B</u>



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 1, 2010

VIA OVERNIGHT MAIL
William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Freeda:

I am writing on behalf of General Electric Company (the "Company"), which received on October 19, 2010 the shareowner proposal you submitted for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal").

We believe the Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and have counted acronyms and hyphenated terms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Lori Zyskowski

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.